SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 6, 2005

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer



Genesys Conferencing

Q4 and Full-Year 2004 Earnings

April 6, 2005

Forward-Looking Statement

This presentation contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition.

These statements appear in a number of places in this presentation and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on April 28, 2004.

Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release.

Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.



Strategic Positionning

Genesys Conferencing

Well Positioned for Growth

2003 — *Strengthening the Foundation* → **2004** — *Re-establishing Core Capabilities* → **2005** — *Transition to Growth*

From

- Uncompetitive direct cost structure
- High concentration of attended services
- Loss of share among small and medium sized customers
- High level of spending on G&A
- Annual principal payments too high

To

- Lowest bridge costs for multimedia services
- Concentration on Automated and increasingly multimedia volume growth
- Building momentum in large enterprise market segment
- Investment in S&M improving
- Debt matched to business plan expectations

Competitive Positioning & Sales Execution

Genesys has focused on solidifying its competitive differentiation in two core areas

- Focus on global, large enterprises
- Focus on automated, multimedia conferencing services

Internally, Genesys has concentrated its resources on sales & marketing

- Building its sales funnel
- Winning new customers
- Growing multimedia usage among new & existing customers

Current volume trends position Genesys as one of the fastest growing collaboration companies

Volume Growth by Service


Volume (millions of minutes)
400
300
200
100
0
Q1 2002
Q2
Q3
Q4
Q1 2003
Q2
Q3
Q4
Q1 2004
Q2
Q3
Q4
Multimedia Minute
GenMC-Automated
Attended



Q4 2004

Operating Performance

Genesys Conferencing

Q4 2004 Revenue



Revenue
(millions)
40
30
20
10
€35.3
€33.8
$42.0
$43.9
Euros
Dollars
Q4 2003
Q4 2004



Genesys Meeting Center Revenue
(millions)
40
30
20
10
€25.6
€25.9
$30.4
$33.5
Euros
Dollars
Q4 2003
Q4 2004

Genesys Conferencing

Q4 2004 Revenue Drivers

Total Volume → 404.5 M minutes, up 25.1% vs. Q4 03

Automated Service Volumes → 370.8 M minutes, up 31.8% vs. Q4 03
91.7% of total volume
79.4% of total revenue

Average Exchange Rates → Q4 04: € 1.00 = $1.30
Q4 03: € 1.00 = $1.19

Revenues → € 33.8 M, down 4.1% vs. Q4 03
$ 43.9 M, up 4.5% vs. Q4 03

Q4 2004 Operating Profitability


% of Revenue
70%
60%
50%
40%
30%
20%
10%
0%
65.1%
63.7%
19.8%
20.3%
Gross Margin
EBITDA Margin
Q4 2003
Q4 2004

* Excluding non recurring items

Genesys Conferencing

Q4 2004 SG&A



25
20
15
10
5
0
(millions)
€19.5
€17.0
$23.2
$22.1
Euros
Dollars
Q4 2003
Q4 2004

* Excluding non recurring items

Genesys Conferencing

Q4 2004 EBITDA*


10
8
6
4
2
0
(millions)
€7.0
€6.9
$8.3
$8.9
Euros
Dollars
Q4 2003
Q4 2004

* Excluding non recurring items

Genesys Conferencing

Q4 2004 Cash Earnings per Share

Fourth Quarter 2004
(€ in millions)

Net Loss	€	- -
Depreciation		2.4
Amort. Goodwill		0.9
Amort. of Intangibles		0.8
Other Items, Net*		(0.5)
Total Cash Earnings	€	3.6

Fully Diluted Shares 18,372,841



Cash EPS
0,40
0,30
0,20
0,10
€ 0.26
$0.31
€ 0.20
$0.26
Q4 03
Q4 04

*Includes deferred tax, restructuring charge, amortization of deferred financing costs and other non-recurring items.

Genesys Conferencing

Q4 2004 Liquidity

As of December 31, 2004:

Net Cash* →	€ 6.4 million
Net Debt →	€ 71.2 million
Total Debt Repaid in 2004 →	€ 19.9 million

*Net cash is total cash and cash equivalents less bank overdrafts.



Guidance

Genesys Conferencing

2005E Outlook

Revenue & Volume

- Volume growth to remain at current growth rates
- Greater transition of customers to *Multimedia Minute* price plan
- Revenue of €140 million to €145 million

Operating Profitability

- Direct costs will benefit from greater economies of scale
- Increase of concentration of resources on sales and marketing activities
- EBITDA of €23 million to €26 million

Net Income

- Net income to be positive

Conclusion

Genesys is Uniquely Positioned in Changing Industry

- Highly flexible multimedia technology platform
- Fastest growing multimedia conferencing provider
- Core VoIP capabilities
- Global distribution, common practices
- Experienced large enterprise sales and customer service teams
- Demonstrated ability to optimize costs
- Flexibility to further invest in sales and R&D, while steadily reducing debt



Questions & Answers

Genesys Conferencing